Reed Smith LLP Reed Smith Centre 225 Fifth Avenue Pittsburgh, PA 15222-2716 +1 412 288 3131 Fax +1 412 288 3063 reedsmith.com
Gary R. Walker Direct Phone: +1 412 288 4589 Email: gwalker@reedsmith.com

January 4, 2013

Mr. Marc Thomas Staff Accountant U.S. Securities and Exchange Commission Washington, DC 20549

Re:	F.N.B. Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the Period Ended September 30, 2012

Filed November 8, 2012

File No. 001-31940

Dear Mr. Thomas:

This will confirm the telephone conversation on January 4, 2013, between you and me, as counsel to F.N.B. Corporation. During the conversation, you advised that it was acceptable for F.N.B. Corporation to extend to Friday, February 1, 2013, F.N.B.’s response to David Irving’s comment letter dated December 27, 2012, with respect to the above-referenced filings.

Thank you for your consideration. Please feel free to call me directly at (412) 288-4589 if you have any questions.

Very truly yours,

/s/ Gary R. Walker

Gary R. Walker

GRW:dh

cc:	James G. Orie, Chief Legal Officer (via email)

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